                                                               Exhibit (a)(1)(Y)

                               SUPPLEMENT TO THE
                           OFFER TO PURCHASE FOR CASH
                            ANY AND ALL OUTSTANDING
                         SHARES OF CLASS A COMMON STOCK
                                       OF
                               PCORDER.COM, INC.
                                       AT
                              $6.375 NET PER SHARE
                                       BY
                             TRILOGY SOFTWARE, INC.
                             DATED NOVEMBER 6, 2000

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
      TIME, ON WEDNESDAY, DECEMBER 6, 2000, UNLESS THE OFFER IS EXTENDED.


   THIS OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF OCTOBER 25, 2000, BY AND AMONG TRILOGY SOFTWARE, INC., POI ACQUISITION CORP., INC. AND PCORDER.COM, INC.

   THE BOARD OF DIRECTORS OF PCORDER.COM, INC., BASED UPON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS, (A) HAS DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF PCORDER.COM, INC.'S STOCKHOLDERS (OTHER THAN TRILOGY SOFTWARE, INC. AND ITS AFFILIATES), (B) HAS APPROVED THE AGREEMENT AND PLAN OF MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND
(C) RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES HEREUNDER.

   DAIN RAUSCHER WESSELS, FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE, HAS DELIVERED AN OPINION TO THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF PCORDER TO THE EFFECT THAT, AS OF OCTOBER 24, 2000, AND SUBJECT TO THE QUALIFICATIONS, ASSUMPTIONS AND LIMITATIONS STATED IN ITS OPINION, THE CASH CONSIDERATION PROPOSED TO BE RECEIVED BY PCORDER.COM, INC.'S STOCKHOLDERS (OTHER THAN TRILOGY SOFTWARE, INC. AND ITS AFFILIATES) IN THE OFFER AND THE MERGER WAS FAIR, FROM A FINANCIAL POINT OF VIEW, TO SUCH STOCKHOLDERS.

   THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THIS OFFER IS SUBJECT TO OTHER TERMS AND CONDITIONS DESCRIBED HEREIN.

                                   IMPORTANT

   Any stockholder desiring to tender all or any portion of such stockholder's shares of Class A common stock, par value $0.01 per share (the "SHARES" or the "CLASS A COMMON STOCK"), of pcOrder.com, Inc. ("PCORDER") should either (i) complete and sign the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal, or such facsimile and any other required documents to the Depositary (as defined in the Offer to Purchase) and either deliver the certificates for such Shares to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in "The Tender Offer--Section 3. Procedures for Tendering Shares" in the Offer to Purchase, or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares.

   Any stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery set forth in "The Tender Offer--Section 3. Procedures for Tendering Shares" in the Offer to Purchase.

   Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement, the related Letter of Transmittal or other Offer materials may be directed to MacKenzie Partners, Inc. (the "INFORMATION AGENT") or SG Cowen Securities Corporation (the "DEALER MANAGER") at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                                ---------------

   THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                ---------------

                    The Information Agent for the Offer is:

                            MACKENZIE PARTNERS, INC.

                      The Dealer Manager for the Offer is:

                        SG COWEN SECURITIES CORPORATION

   The date of this Supplement to the Offer to Purchase is November 17, 2000.

To the Holders of Class A Common Stock of pcOrder.Com, Inc.:

                                  INTRODUCTION

   The following information amends and supplements the Offer to Purchase dated November 6, 2000 (the "OFFER TO PURCHASE") of Trilogy Software, Inc., a Delaware corporation ("TRILOGY"), pursuant to which Trilogy is offering to purchase any and all outstanding shares of Class A common stock, par value $0.01 per share (the "SHARES" or the "CLASS A COMMON STOCK"), of pcOrder.com, Inc. ("PCORDER"), at $6.375 per Share, net to the tendering stockholder in cash (the "OFFER PRICE"), upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "OFFER").

   This Supplement should be read in conjunction with the Offer to Purchase. The terms and conditions set forth in the Offer to Purchase and the Letter of Transmittal previously mailed to stockholders remain applicable in all respects to the Offer. Capitalized terms used but not defined herein have the meaning assigned to them in the Offer to Purchase.

   STOCKHOLDERS ARE URGED TO READ THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR SHARES.

                               TABLE OF CONTENTS*

                                                                           PAGE
                                                                           NO.
                                                                           ----
SPECIAL FACTORS........................................................... S-3
  Background of the Offer and the Merger.................................. S-3
  Position of Trilogy Regarding Fairness of the Offer and the Merger...... S-3
  Analysis of Financial Advisor to Trilogy................................ S-5
  Purpose and Structure of the Offer and the Merger; Reasons of Trilogy
   for the Offer and the Merger........................................... S-5
  Beneficial Ownership of Shares.......................................... S-5
  Transactions and Arrangments Concerning the Shares...................... S-5
  Certain Financial Projections........................................... S-6
  Certain Litigation...................................................... S-6

THE TENDER OFFER.......................................................... S-6
   1. Terms of the Offer; Expiration Date................................. S-6
   5. Certain U.S. Federal Income Tax Consequences........................ S-6
   9. Source and Amount of Funds.......................................... S-7
  13. Certain Conditions to the Offer..................................... S-7
  15. Miscellaneous....................................................... S-7

--------
*The captions included in this Table of Contents correspond to captions in the Offer to Purchase and the supplemental information set forth under each such caption in this Supplement amends and supplements the information set forth under the corresponding caption in the Offer to Purchase.

                                SPECIAL FACTORS

BACKGROUND OF THE OFFER AND THE MERGER

   The discussion set forth in "Special Factors--Background of the Offer and the Merger" of the Offer to Purchase is amended and supplemented as follows:

   During the discussions between the pcOrder Special Committee and its advisors on October 17 and 18, 2000 at which Trilogy's $5.00 per Share acquisition proposal was considered, the pcOrder Special Committee reviewed with DRW the state of pcOrder's business and the uncertainty concerning pcOrder's viability as a stand-alone entity. In that connection, certain qualitative factors relevant to an evaluation of pcOrder were discussed including:

  . ambiguous technology licenses leading to unclear lines of separation between pcOrder and Trilogy over the ownership of products;

  . the challenges to the marketability of pcOrder to a third party due to Trilogy's control of pcOrder, Trilogy's competing business unit and the difficulty associated with separating the intellectual property of pcOrder and Trilogy;

  .  high employee turnover at pcOrder for several months; and

  .  no new significant software customers for the last nine months.

   During these discussions on October 17 and 18, 2000, the pcOrder Special Committee also reviewed with DRW possible approaches to value, including estimated values that might be ascribed to some of pcOrder's assets in a transaction with Trilogy that could provide one basis for seeking to negotiate a higher per Share price from Trilogy. Assets reviewed included: cash on the latest balance sheet net of balance sheet liabilities; intellectual property rights, considering solely licensing fees payable by Trilogy to pcOrder; pcOrder's content and community business, considering solely one preliminary indication of value received by pcOrder during the second quarter of 2000 in discussions with a third party that subsequently broke off because of business issues; pcOrder's tax loss carryforwards, assuming all the carryforwards would be available to Trilogy; and the value of key personnel, based solely on estimated recruiting costs provided by pcOrder's management. The review of these assets resulted in a range of estimated values for a transaction with Trilogy that yielded a range of per Share values from approximately $4 to approximately $6. In these discussions, DRW advised the pcOrder Special Committee that DRW had not performed, been engaged to perform, or been provided with, any appraisal of pcOrder's assets; that DRW had assumed and relied upon, without independent verification, the information concerning the reviewed assets furnished by pcOrder management; that the value of pcOrder's non-cash assets was incapable of accurate valuation and was inherently uncertain and speculative; that estimated non-appraised asset valuations of this nature would not be part of the methodology employed by DRW under established investment banking practice to determine whether it could render a favorable opinion concerning the fairness of the proposed transaction consideration; and that DRW was not in a position to express, and was not expressing, any opinions as to asset values or the sufficiency of the review made for the purposes of the discussions with the pcOrder Special Committee.

POSITION OF TRILOGY REGARDING FAIRNESS OF THE OFFER AND THE MERGER

   The discussion set forth in "Special Factors--Position of Trilogy Regarding Fairness of the Offer and the Merger" of the Offer to Purchase is amended and supplemented as follows:

   Trilogy believes that the Offer and the Merger are both procedurally and substantively fair to the Unaffiliated Stockholders. Trilogy bases its belief on the factors expressed under the corresponding caption in the Offer to Purchase, as supplemented by the following:

  . Trilogy believed that the market price of the Shares was unlikely to attain the level of its Offer Price of $6.375 per Share unless and until pcOrder was able to achieve revenue growth and begin to generate operating profits. Based on pcOrder's deteriorating financial condition, the development of adverse conditions in business-to-business and business-to-consumer e-commerce, the decline of the sales and distribution channel in the personal computer industry and the substantially uncertain ability of pcOrder to achieve revenue growth and begin to generate operating profits, as established by the projected financial performance of pcOrder, Trilogy believes that its Offer Price of $6.375, an 85% premium over the closing price of the Shares on the last trading day prior to the public announcement of the Offer and the Merger, was a fair price for the Shares of the Unaffiliated Stockholders.

  . Trilogy also believes the Offer and the Merger, including the Offer Price, are fair to the Unaffiliated Stockholders because of the existence of the following procedures and factors, in addition to those identified in the Offer to Purchase, all of which Trilogy believes enhance the protection of the Unaffiliated Stockholders in connection with the Offer and the Merger:

       (1) The lack of any provision in the Merger Agreement prohibiting subsequent third party bids for pcOrder, coupled with the provision only for a modest expense reimbursement of $1.25 million payable by pcOrder to Trilogy if pcOrder terminates the Merger Agreement to accept a superior offer;

       (2) The fact that the conditions to Trilogy's obligations to consummate the Offer are customary and, in Trilogy's view, not unduly onerous;

       (3) The fact that, to the extent that any pcOrder stockholders chose not to tender their Shares into the Offer or accept the Offer Price pursuant to the Merger but, rather, exercised statutory appraisal rights under Delaware law in connection with the Merger (see "Special Factors-- Dissenters' Rights" of the Offer to Purchase), such exercise would not impair Trilogy's obligation to consummate the Merger, provided the Offer is consummated. Accordingly, pcOrder stockholders who believed that the exercise of statutory appraisal rights would yield them a greater per Share amount than the Offer Price would be free to pursue such exercise without adversely affecting the ability of the other pcOrder stockholders to receive the Offer Price for their Shares.

       (4) The fact that the Merger Agreement did not preclude pcOrder from implementing measures to improve its operating results during the pendency of the Offer because the restrictions on the conduct of business by pcOrder imposed by the Merger Agreement would not apply to actions either approved by Trilogy or which were in the ordinary course of business for pcOrder. Thus, pcOrder stockholders would not be subject to the risk that, if the Merger Agreement were terminated, pcOrder would be worse off at that point because it had been unable to implement measures to improve its operating results during the pendency of the Merger Agreement.

       (5) The fact that Trilogy had cash on hand to consummate the Offer and the Merger, thus not subjecting pcOrder stockholders to the risk of financing conditions to the Offer and the Merger;

       (6) The fact that the Merger Agreement provided that (a) Trilogy could not take any action to remove from office or impair the authority of any member of the pcOrder Special Committee and (b) all of the rights of pcOrder under the Merger Agreement, including, without limitation, rights of waiver and enforcement, were vested exclusively in the pcOrder Special Committee and were exercisable only with the consent of, or at the express direction of, the pcOrder Special Committee. This provision ensured that, despite the fact that Trilogy's stock ownership in pcOrder gave it the power to remove the current pcOrder Board, pcOrder, through the pcOrder Special Committee, was not precluded from taking such action as might be appropriate to seek to ensure that Trilogy's obligations under the Merger Agreement were satisfied and pcOrder's rights thereunder were enforced.

   Triology took into account that the liquidation value and the net book value to Unaffiliated Stockholders of the pcOrder Shares was less than the Offer Price. Trilogy determined that the going concern value of the pcOrder business was insignificant. Historical market prices of the Shares were a factor in Trilogy's determination of fairness as discussed in the first bullet point above. Because Trilogy has not purchased any Shares or other securities of pcOrder during the past two years, prices paid in previous purchases were not a factor in Trilogy's determination of fairness of the transactions. Further, Trilogy is unaware of any offers for merger with pcOrder or for the purchase or transfer of all or any substantial part of the assets of pcOrder or for the purchase of a control position in pcOrder's Shares in the past two years, and thus no such offer was a factor in Trilogy's determination of fairness.

   Sub adopts Trilogy's analysis and conclusions as to the fairness of the Offer and the Merger, as expressed in this Supplement and in the Offer to Purchase.

ANALYSIS OF FINANCIAL ADVISOR TO TRILOGY

   The discussion set forth in "Special Factors--Analysis of Financial Advisor to Trilogy" of the Offer to Purchase is amended and supplemented as follows:

   For SG Cowen's services to Trilogy as financial advisor in connection with Trilogy's general financial strategy regarding Trilogy's reinvestment in pcOrder, including services as Dealer Manager for the Offer, Trilogy will pay SG Cowen approximately $1.1 million, including fees and estimated expenses of SG Cowen and its counsel. In December 1999, Trilogy paid SG Cowen approximately $1,458,350 in underwriting discounts and commissions in connection with SG Cowen's services as an underwriter in a public offering and sale by Trilogy of Shares. In 1999, pcOrder paid SG Cowen approximately $1,011,600 in underwriting discounts and commissions for services by SG Cowen as an underwriter of two public offerings by pcOrder during 1999. See "Special Factors--Transactions and Arrangements Concerning the Shares" of the Offer to Purchase.

PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER; REASONS OF TRILOGY FOR THE OFFER AND THE MERGER

   The discussion set forth in "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Trilogy for the Offer and the Merger" of the Offer to Purchase is amended and supplemented as follows:

   After completion of the Offer and the Merger, Trilogy's interests in the net book value of pcOrder will increase from $33,819,000 to $54,409,000 and its interest in the net earnings of pcOrder will increase from a negative $20,256,000 to a negative $24,104,000.

BENEFICIAL OWNERSHIP OF THE SHARES

   The discussion set forth in "Special Factors--Beneficial Ownership of the Shares" of the Offer to Purchase is amended and supplemented as follows:

   Of the Shares shown in the table as beneficially owned by Trilogy and Joseph
A. Liemandt, 16,000 are subject to options granted by Trilogy to certain of its employees, entitling them to purchase those shares at any time prior to August 25, 2009, at a price of $5.00 per share.

   Christina C. Jones, pcOrder's President and Chief Operating Officer, owns 1,200 Shares that were not included in the table, and her aggregate beneficial ownership of shares is therefore 641,300.

TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

   The discussion set forth in "Special Factors--Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is amended and supplemented as follows:

   Employees of Trilogy hold options granted by Trilogy to acquire a total of 16,000 Shares at any time prior to August 25, 2009, at a price of $5.00 per Share. Trilogy intends to offer to buy out these options for $1.375 per Share, the difference between the exercise price and the Offer Price, conditioned on, and concurrently with, the closing of the Merger.

CERTAIN FINANCIAL PROJECTIONS

   The discussion set forth in "Special Factors--Certain Financial Projections" of the Offer to Purchase is amended and supplemented as follows:

   Although the projections provided in this section were not prepared with a view to public disclosure or in compliance with any published guidelines regarding projections and are inherently subject to many assumptions and uncertainties, including those described in "Special Factors--Certain Financial Projections," these projections reflect the best good faith estimates of pcOrder's management based on information known to them and subject to these assumptions and inherent uncertainties.

CERTAIN LITIGATION

   The discussion set forth in "Special Factors--Certain Litigation" of the Offer to Purchase is amended and supplemented as follows:

   On November 15, 2000, the Delaware Chancery Court signed a notice of dismissal filed by the plaintiffs who had filed the Delaware Complaints. As a result, the Delaware Complaints have been voluntarily dismissed without prejudice.

   On November 8, 2000, an additional purported class action lawsuit was filed against pcOrder, its five directors and Trilogy in the District Court of Travis County, Texas entitled Jerry Krim v. pcOrder.com et al., Court No. GN00327 (the "Second Texas Petition"). The substantive allegations and the relief sought in the Second Texas Petition are virtually identical to the Delaware Complaints.

   Although the Second Texas Petition, includes general claims for injunctive relief, to the knowledge of pcOrder and Trilogy, the plaintiff has not filed a motion requesting the Texas court to prohibit the closing of the Offer or the Merger. pcOrder and Trilogy each intends to defend against this lawsuit vigorously. The Second Texas Petition, like the First Texas Petition and the Delaware Complaints (and the dismissal thereof), has been filed with the SEC as a exhibit on Schedule TO filed by Trilogy and on Schedule 13E-3 filed by pcOrder. See "The Tender Offer--Section 15. Miscellaneous" of the Offer to Purchase for information on how to obtain copies of these documents.

                                THE TENDER OFFER

1. Terms of the Offer; Expiration Date

   The discussion set forth in "The Tender Offer--Section 1. Terms of the Offer; Expiration Date" of the Offer to Purchase is amended and supplemented as follows:

   If Trilogy were to elect to provide a Subsequent Offering Period under Rule 14d-11 under the Exchange Act, Trilogy would be required to (i) waive all conditions to the Offer or deem all conditions to be satisfied on or before the scheduled Expiration Date, (ii) accept and promptly pay for all Shares tendered prior to the then scheduled Expiration Date and (iii) accept and promptly pay for all Shares as they were tendered in the Subsequent Offering Period. Trilogy would also be required to announce the results of the Offer, including the approximate number and percentage of Shares that have been tendered, no later than 9:00 a.m., New York City time, on the next business day after the scheduled Expiration Date. No withdrawal rights would be available to tendering stockholders in the Subsequent Offering Period.

5. Certain U.S. Federal Income Tax Consequences

   The discussion set forth in "The Tender Offer--Section 5. Certain U.S. Federal Income Tax Consequences" of the Offer to Purchase is amended and supplemented as follows:

   The Merger and the consummation of the Offer will not constitute taxable transactions, for United States federal income tax purposes, to any of Trilogy, Sub or pcOrder.

9. Source and Amount of Funds

   The discussion set forth in "The Tender Offer--Section 9. Source and Amount of Funds" of the Offer to Purchase is amended and supplemented as follows:

   The existing resources that Trilogy will use to consummate the Offer and the Merger consist solely of cash on hand.

13. Certain Conditions to the Offer

   The discussion set forth in "The Tender Offer--Section 13. Certain Conditions to the Offer" of the Offer to Purchase is amended and supplemented as follows:

   In exercising its good faith judgment and sole discretion for purposes of whether any of the events set forth in this section makes it inadvisable to proceed with the Offer or the acceptance for payment of, or payment for, Shares thereunder, Trilogy undertakes to exercise its good faith judgment and sole discretion in a reasonable manner.

   All conditions, other than those involving receipt of necessary government approvals, will be satisfied or waived on or before expiration of the Offer if Trilogy purchases Shares pursuant to the Offer and none of such conditions, except those involving receipt of necessary government approvals, will remain in effect once the Offer expires unless the Offer expires in accordance with its terms without Trilogy having accepted any tendered Shares by reason of any such condition not having been satisfied prior to expiration.

15. Miscellaneous

   Trilogy has filed with the SEC an Offer Statement on Schedule TO, as amended, together with all exhibits thereto, pursuant to Regulation M-A under the Exchange Act, furnishing certain additional information with respect to the Offer. Such Schedule TO also constitutes Trilogy's Rule 13E-3 Transaction Statement on Schedule 13E-3 furnishing certain additional information applicable to "going private" transactions. pcOrder and Sub have filed with the SEC a Rule 13E-3 Transaction Statement on Schedule 13E-3, together with all exhibits thereto, pursuant to Rule 13(e)-3 under the Exchange Act, furnishing certain additional information applicable to "going private transactions." In addition, pcOrder has filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, together with all exhibits thereto, pursuant to Rule 14d-9 of the Exchange Act setting forth its recommendation with respect to the Offer and the reasons for such recommendation, and furnishing certain additional related information. Such filings and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the SEC in the manner set forth in "The Tender Offer--Section 7. Certain Information Concerning pcOrder" of the Offer to Purchase (except that they will not be available at the regional offices of the SEC).

                                          Trilogy Software, Inc.

November 17, 2000